SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __ )
CENTURY PROPERTIES FUND XIX
(Name of Subject Company)
CENTURY PROPERTIES FUND XIX
(Name of Person(s) Filing Statement)
Units of Limited Partnership Interest
(Title of Class of Securities)
None
(CUSIP Number of Class of Securities)
Martha L. Long
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place
Greenville, South Carolina 29602
(864) 239-1000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
     This Schedule 14D-9 relates to a tender offer by MPF-NY 2006, LLC, MPF Dewaay Premier Fund, LLC, MPF Blue Ridge Fund I, LLC MPF Senior Note Program I, LP, MPF Flagship Fund 12, LLC, MP Value Fund 6, LLC, MacKenzie Patterson Special Fund 5, LLC, MacKenzie Patterson Special Fund 7, LLC, MPF Special Fund 8, LLC, MPF Dewaay Premier Fund 4, LLC, MPF Dewaay Premier Fund 3, LLC and MPF Flagship Fund 11, LLC (collectively, the “Offerors”), to purchase up to 15,000 units of limited partnership interest (“Units”) of Century Properties Fund XIX, at a price of $150.00 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between October 31, 2006 and December 1, 2006, or such other date to which the offer may be extended by the Offerors. The offer to purchase Units is being made pursuant to an Offer to Purchase of the Offerors, dated as of October 31, 2006 (the “Offer to Purchase”), and a related Letter of Transmittal, copies of which were filed with the Securities and Exchange Commission (the “SEC”) on October 31, 2006.
ITEM 1. SUBJECT COMPANY INFORMATION.
     The name of the subject company is Century Properties Fund XIX, a California limited partnership (the “Partnership”). The address of the principal executive offices of the Partnership is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its telephone number is (864) 239-1000.
     The title of the class of equity securities to which this Schedule 14D-9 relates is the units of limited partnership interest of the Partnership. As of November 20, 2006, 89,292 Units were outstanding.
ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
     This Schedule 14D-9 is being filed by the Partnership, the subject company. The Partnership’s general partner is Fox Partners II (the “General Partner”), a California general partnership. The Partnership’s business address and telephone number are set forth in Item 1 above.
     This Schedule 14D-9 relates to a tender offer by the Offerors to purchase Units of the Partnership in cash, at a price of $150.00 per Unit. The offer to purchase Units in the Partnership is being made pursuant to the Offer to Purchase and a related Letter of Transmittal. The tender offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the “Schedule TO”), which was filed with the SEC on October 31, 2006. As set forth in the Offer to Purchase incorporated by reference into the Schedule TO, the principal business address of each of the Offerors is 1640 School Street, Moraga, California 94556.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     The Partnership has no employees and depends on the General Partner and its affiliates for the management and administration of all partnership activities. The Partnership Agreement provides for certain payments to affiliates for services and as reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.
     Affiliates of the General Partner receive 5% of gross receipts from all of the Partnership’s properties as compensation for providing property management services. The Partnership paid to such affiliates approximately $422,000 and $492,000 for the nine months ended September 30, 2006 and 2005, respectively.
     An affiliate of the General Partner received reimbursement of accountable administrative expenses amounting to approximately $149,000 and $146,000 for the nine months ended September 30, 2006 and 2005, respectively.
     The Partnership intends to engage an affiliate of the General Partner to plan, structure and supervise the process of redevelopment for three of the Partnership’s properties: Greenspoint Apartments located in Phoenix, Arizona, Wood Lake Apartments located in Atlanta, Georgia and Vinings Peak Apartments, also located in Atlanta, Georgia. The Partnership will pay the affiliate of the General Partner an aggregate fee of $75,000 for the planning and structuring of the redevelopment process, and a fee equal to 4% of the actual redevelopment costs for all three properties, which, based on the current estimated redevelopment costs, would be equal approximately $1,217,000.
     Pursuant to the Partnership Agreement, for managing the affairs of the Partnership, the General Partner is entitled to receive a Partnership management fee equal to 10% of the Partnership’s adjusted cash from operations as distributed. No fee was earned during the nine months ended September 30, 2006 and 2005 as there were no distributions from operations.
     An affiliate of the General Partner has made available to the Partnership a credit line of up to $150,000 per property owned by the Partnership. There were no advances during the nine months ended September 30, 2006. During the nine months ended September 30, 2005, an affiliate of the General Partner advanced the Partnership approximately $622,000 to pay property taxes and operating expenses at several investment properties. During the nine months ended September 30, 2005, the Partnership paid approximately $1,459,000 in advances and accrued interest with the refinancing proceeds from Greenspoint Apartments. Interest on the credit line was charged at the prime rate plus 2%. Interest expense was approximately $34,000 for the nine months ended September 30, 2005.
     The Partnership insures its properties up to certain limits through coverage provided by Apartment Investment and Management Company, an affiliate of the General Partner (“Aimco”), which is generally self-insured for a portion of losses and liabilities related to workers compensation, property casualty, general liability, and vehicle liability. The Partnership insures its properties above the Aimco limits through insurance policies obtained by Aimco from insurers unaffiliated with the Managing General Partner. During the nine months ended September 30, 2006 and 2005, the Partnership was charged by Aimco and its affiliates approximately $296,000 and $207,000, respectively, for hazard insurance coverage and fees associated with policy claims administration.
     In addition to its indirect ownership of the general partner’s interests in the Partnership, Aimco and its affiliates owned 58,732.66 Units in the Partnership representing 65.78% of the outstanding Units at November 20, 2006. A number of these Units were acquired pursuant to tender offers made by Aimco or its affiliates. It is possible that Aimco or its affiliates will acquire additional Units in exchange for cash or a combination of cash and units in AIMCO Properties, L.P., the operating partnership of Aimco, either through private purchases or tender offers. Pursuant to the Partnership Agreement, unitholders holding a majority of the Units are entitled to take action with respect to a variety of matters that include, but are not limited to, voting on certain amendments to the Partnership Agreement and voting to remove the General Partner. As a result of its ownership of 65.78% of the outstanding Units, Aimco and its affiliates are in a position to control all voting decisions with respect to the Partnership. However, 25,228.66 Units held by affiliate AIMCO IPLP, L.P. are subject to a voting restriction by which AIMCO IPLP, L.P. has agreed to vote its 25,228.66 Units (i) against any proposal to increase the General Partner’s compensation as set forth in the Partnership’s limited partnership agreement and (ii) with respect to any proposal made by it or any of its affiliates, in proportion to votes cast by other unitholders.
ITEM 4. THE SOLICITATION OR RECOMMENDATION.
     The information set forth in the Letter to the Unit holders, dated as of November 27, 2006, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.
ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     Not applicable.
ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     Not applicable.
ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     Not applicable.
ITEM 8. ADDITIONAL INFORMATION.
     The information set forth in the Letter to the Unit holders, dated as of November 27, 2006, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 9.	EXHIBITS.

(a)(1)	Letter to the Unit Holders of the Partnership, dated November 27, 2006.

(e)	Definitive Information Statement dated November 14, 2006 (incorporated by reference to the Schedule 14C filed with the Securities and Exchange Commission on November 14, 2006).

(g)	Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 27, 2006

Century Properties Fund XIX
By:	Fox Partners II
(General Partner)

By:	Fox Capital Management Corporation
(Managing General Partner)

By:	/s/ Martha L. Long
Martha L. Long
Senior Vice President